UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 18, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

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Item 9.	Other Events

Temporary Suspension of the Public Offering, Distribution Reinvestment Plan and Share Repurchase Program

Effective as of the close of business on September 18, 2019, the board of directors of the Registrant has temporarily suspended the Registrant’s initial public offering of common stock, which is qualified by the SEC under Regulation A of the Securities Act (the “Public Offering”) and the Registrant’s distribution reinvestment plan (the “DRP”). The Registrant’s policy will be to accept subscription agreements only if a prospective investor has submitted all required and executed subscription documentation on or before the close of business on September 18, 2019. Pursuant to the suspension of the DRP, beginning September 19, 2019, all future distributions shall be paid to the Registrant’s stockholders in cash.

The Registrant’s board of directors also approved the temporary suspension of the Registrant’s share repurchase program (the “SRP”) effective on October 19, 2019. Redemption requests submitted prior to October 19, 2019 will be honored in accordance with the terms of the SRP. The Public Offering, DRP and SRP will remain suspended until such time, if any, as the Registrant’s board of directors, in its discretion, may approve their reinstatement, at which time stockholders enrolled in the DRP will again automatically purchase shares pursuant to such program and will again be eligible to participate in the SRP, unless otherwise determined by the Registrant’s board of directors.

These suspensions are in response to the recent announcement by affiliated REIT, RW Holdings NNN REIT, Inc. (“NNN REIT”), that it has entered into an agreement to acquire the Registrant’s sponsor BrixInvest, LLC (the “Sponsor”) which wholly-owns the Registrant’s advisor, Brix Student Housing Operator, LLC (the “Advisor”). Therefore, the Registrant requires sufficient time within which to consider its external advisor options, which could include the continued management of its portfolio of core real estate properties and real estate related assets, and asset-management and other administrative services by the NNN REIT subsidiary that acquires the Advisor and Sponsor.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Registrant can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Registrant’s expectations include, but are not limited to, the risk that the NNN REIT acquisition of the Sponsor and Advisor will not be consummated; the risk that the Registrant’s future external advisor decision will be less advantageous than the Registrant’s current contract with and performance by the Advisor; risks related to disruption of management’s attention from the ongoing business operations due to such pending acquisition and decision with regard to continuing external management, the availability of suitable investment opportunities, changes in interest rates, the availability and terms of financing, general economic conditions market conditions, legislative and regulatory changes that could adversely affect the business of the Registrant or NNN REIT; and other factors, including those set forth in the Risk Factors section of the Registrant’s most recent Annual Report on Form 1-K for the year ended December 31, 2018, as updated by the Registrant’s subsequent Semiannual Report on Form 1-SA for the period ended June 30, 2019 filed with the SEC, and other reports filed by the Registrant with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Registrant undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

	By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Dated: September 19, 2019		Chief Financial Officer

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